UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

WORLD FUNDS TRUST
NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Richmond, Commonwealth of Virginia on the 3rd day of November, 2014.

WORLD FUNDS TRUST
                                               With Respect to the Strategic Latin America Fund

By: /s/ John Pasco, III

_______________________________
John Pasco, III
Trustee and Chairman

Attest: /s/ Karen M. Shupe
_________________
Print Name: Karen M. Shupe
Title:   Treasurer and Chief Financial Officer